June 3, 2005


Kate Tillan
Kevin Kuhar
Angela Crane
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

       Re:      International Isotopes Inc.
                Form 10-KSB for the Fiscal Year-Ended December 31, 2004 Filed March 31, 2005
                Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 000-22923

Ladies and Gentlemen:

On behalf of International Isotopes Inc., set forth below are our responses to your comments made in your comment letter dated May 23, 2005. Your comments are also included below (in italics) for your convenience.

Form 10-KSB for the Year Ended December 31, 2004

Item 8A Controls and Procedures, page 14

1. Please respond to the following comments regarding your disclosure controls and procedures.

     o We note your statement that your principal executive officer and principal financial officer "have concluded that the company's disclosure controls and procedures are effective to ensure that material information relating to the company was made known to them by others within the company, particularly during the period in which this Annual Report on Form 10-KSB was being prepared." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

     o We note your statement in your March 31, 2005 Form 10-Q that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http:www.sec.gov/rules/final/33-8238.htm.


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International Isotopes Inc. Response:

     The requested disclosure will be included in future filings.


Note 1, Description of Business and Significant Accounting Policies, page 26

Significant Accounting Policies, Page 26

(h) Revenue Recognition, page 28


2.   Please respond to the following comments:

     o Please tell us and disclose in future filings your revenue recognition policy for services, or tell us why this disclosure is not applicable.

     o Please tell us and disclose in future filings how you considered the revenue recognition criteria in SAB Topic 13.A in determining the amount of revenue to recognize.

     o Please tell us and disclose in future filings why shipment is the appropriate point for revenue recognition.

International Isotopes Inc. Response:

     o Nearly all of the revenue from our services segment is derived from topaz processing. The revenue is recognized per the terms of the topaz processing contract. Any other services provided by the Company would also be performed and revenue recognized in accordance with the terms of a specific services contract. The requested disclosure will be included in future filings.



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     o   Our product revenue  recognition  uses the  recognition  policy per the criteria in SAB 13 in that:

         1. There is persuasive evidence that an arrangement exists because all of the Company's sales are contractual. Signed agreements are in place for all sales either in the form of a contract or a signed/issued purchase order.

         2. Delivery has occurred because, per the terms of the contract, title to the material transfers FOB shipping point. The risks and rewards of ownership transfer to the buyer at the point of shipment. As such it is appropriate to recognize revenue at the point of shipment. There are no additional agreements that allow for unusual return provisions or unusual payment terms. No uncertainty exists as to the obligation of the customer for the product. At shipment the revenue recognition process is complete.

         3. The price is fixed or determinable per the terms of the contract. There are no cancellation or termination provisions that would indicate the product might be for demonstration or an otherwise incomplete transaction.

         4. Collectibility is reasonably assured because the sales process is contractual in nature. The terms of the contract are met and collectibility is reasonably assured.

             The requested disclosure will be included in future filings.

     o Shipment is the appropriate point for revenue recognition of products because title to the product transfers to the customer at the time of shipment per the terms of the contract.

         The requested disclosure will be included in future filings.


Note 3. Inventories, page 31

3. We note that your work-in process inventories include cobalt-60 isotopes that are located in the U.S. federal government's Advanced Test Reactor. Please explain to us in more detail the nature of your cobalt-60 isotopes and how you value those isotopes as of December 31, 2004.

International Isotopes Inc. Response:

     The cobalt-60 isotopes are produced by sealing cobalt metal pellets into aluminum housings (referred to as "targets") and placing these targets into the Advanced Test Reactor ("ATR"). Several years of irradiation in the reactor are required for the cobalt to reach the desired activity level. Each target has a distinct identification number engraved on it. The costs for production of the cobalt are tracked on a per target basis and include
     1) the  materials  and  labor for  fabrication  of the  target,  2) the ATR contractor labor charges for handling the target, and 3) the ATR irradiation charges on the target. The sum of all cobalt target costs represents the total cobalt work-in-process inventory. The Company carries the cost of each target at the lower of accumulated cost or market value of the isotopes. When the cobalt from a target is sold, the Company expenses the total costs listed in inventory for that target as cost of goods sold.


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Note 10. Sale of Assets, page 39

4. We see that you sold real estate in Waxahachie, TX for the assumption of $345,295 of related debt on the property. Please tell us how you accounted for this transaction, citing the accounting guidance upon which you relied, and the net carrying amount of the assets sold. Please also tell us and disclose in future filings the amount of gain or loss recorded on the sale and how you classified the gain or loss in your statements of operations and why.

International Isotopes Inc. Response:

     During the year ended December 31, 2001, in connection with discontinued operations in Texas, the Company took a $1,774,118 impairment charge on certain assets relating to the Texas operations. A portion of this impairment charge was allocated to the Waxahachie property reducing its carrying value to $345,295, representing the remaining amount owed on a note payable (the "Secured Note") which is secured by the property.

     In January 2003, the Waxahachie property was sold for $345,295, with the purchaser assuming the balance owing on the Secured Note as consideration. Because the Company remains obligated under the Secured Note, however, it has a contingent liability until the Secured Note is paid off in full. Because the property had previously been written down through an impairment charge, no gain or loss was recognized at the time the property was sold.

     In accordance with FASB No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, the Company has recognized a $10,000 liability in connection with its continuing obligations under the Secured Note. Such liability represents the estimated costs the Company would incur to refinance the Secured Note should the purchaser of the property default on its obligation to pay off the Secured Note. If the purchaser does so default and the Company becomes obligated for the remaining balance on the Secured Note, the Company would be entitled to possession of the property, the value of which is in excess of the remaining balance of the Secured Note.

     The Company acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our periodic and current reports filed with the Commission; (ii) comments from the Commission's staff or changes to our disclosure made in response to the staff's comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert comments from the Commission's staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,

Steve Laflin
President and Chief Executive Officer


Cc   Chris Grosso - Director
     Ralph Richart - Chairman of the Board
     Steve Avis - Hansen Barnet and Maxwell
     Kevin Killpack - Poston Denney & Killpack
     Shannon Hartwell - Perkins Coie LLP


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